FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                24 November 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Director Shareholding' sent to the London Stock Exchange on 24 November 2004



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc

2. Name of director

Peter Erskine, David Finch and David McGlade

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Hill Samuel Offshore Trust Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Following the vesting of awards of shares under the mmO2 Restricted Share Plan granted to certain Executive Directors at the time of the demerger from BT in November 2001, the shareholdings of Mr Erskine, Mr Finch and Mr McGlade increased as indicated. The vesting of shares under the Restricted Share Plan created an immediate tax and national insurance liability for the directors involved. As a result, Mr Erskine sold a proportion of the shares vesting under the Restricted Share Plan in order to satisfy his personal tax and national insurance liability.

7. Number of shares / amount of stock acquired

Erskine:                 575,815 ordinary shares of 0.1p each
Finch:                   201,536 ordinary shares of 0.1p each
McGlade:                  33,549 ADSs (each ADS represents 10 ordinary shares
                                       of 0.1p each)

The awards granted were subject to co-investment conditions.

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

Erskine: 236,559

10. Percentage of issued class

De minimis

11. Class of security

Ordinary

12. Price per share

1.155

13. Date of transaction

23 November 2004

14. Date company informed

23 November 2004

15. Total holding following this notification

Erskine:                     952,526
Finch:                     1,015,384
McGlade:                     670,986 shares (includes 339,620 shares in the
                                             form of ADSs - 1 ADS equals 10
                                             ordinary shares).

16. Total percentage holding of issued class following this notification De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The shares recorded as sold by Peter Erskine were in fact disposed of by the Scheme Trustee in satisfaction of the tax and national insurance liability arising on the vesting of the share award.

24. Name of contact and telephone number for queries

Robert Harwood - 01753 628200

25. Name and signature of authorised company official responsible for making this notification

Robert Harwood - Assistant Secretary

Date of Notification

24 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 24 November 2004                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary